

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 5, 2016

Via E-mail
Shaun Roberts
Chief Executive Officer
KonaRed Corp.
1101 Via Callejon #200
San Clemente, CA 92673

      Re: KonaRed Corp.
              Post-Effective Amendment to Form S-1
              Filed April 26, 2016
              File No. 333-205496

Dear Mr. Roberts:

      We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the two convertible notes issued on August 18, 2015 and November 23, 2015 described on page 55. Please clarify whether the common shares underlying the debt and six year warrants granted pursuant to the notes are included in this registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 90

2.   We note that you have not included Lincoln Park Capital Fund in your beneficial ownership table. Please clarify Lincoln Park Capital Fund's beneficial ownership. In this regard, we note on page 14 you disclose Lincoln Park Capital Fund holds 10.9% of the outstanding shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Craig Rollins
        Clark Wilson LLP